SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*

                                  Intrado, Inc.
                                  -------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    46117A100
                                    ---------
                                 (CUSIP Number)

                        Kenneth H. Shubin Stein, MD, CFA
                         Spencer Capital Management, LLC
                            1995 Broadway, Suite 1801
                            New York, New York 10023
                            Telephone: (212) 586-4190
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                November 12, 2005
                                -----------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 46117A100                                           Page 2 of 12 Pages
-------------------                                           ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Kenneth H. Shubin Stein, MD, CFA
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   1,182,484
   OWNED BY           --------- ------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,182,484
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,182,484
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 46117A100                                           Page 3 of 12 Pages
-------------------                                           ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   1,117,334
   OWNED BY           --------- ------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,117,334
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,117,334
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 46117A100                                           Page 4 of 12 Pages
-------------------                                           ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Opportunity Fund, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   644,879
   OWNED BY           --------- ------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                644,879
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            644,879
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 46117A100                                           Page 5 of 12 Pages
-------------------                                           ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Partners, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   644,879
   OWNED BY           --------- ------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                644,879
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            644,879
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 46117A100                                           Page 6 of 12 Pages
-------------------                                           ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Offshore Opportunity Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   472,455
   OWNED BY           --------- ------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                472,455
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            472,455
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 46117A100                                           Page 7 of 12 Pages
-------------------                                           ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Offshore Partners, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   472,455
   OWNED BY           --------- ------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                472,455
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            472,455
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 46117A100                                           Page 8 of 12 Pages
-------------------                                           ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Columbia Avenue Capital LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Oklahoma
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   65,150
   OWNED BY           --------- ------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                65,150
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            65,150
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 3 amends the Schedule 13D filed on September 9, 2005, as amended by Amendment No. 1 filed on September 9, 2005, and as further amended by Amendment No. 2 filed on October 3, 2005 (as amended, the "Schedule 13D"), and is being filed on behalf of Kenneth H. Shubin Stein, MD, CFA, an individual ("Dr. Shubin Stein"); Spencer Capital Management, LLC, a Delaware limited liability company ("SCM"); Spencer Capital Opportunity Fund, LP, a Delaware limited partnership ("SCF"); Spencer Capital Partners, LLC, a Delaware limited liability company ("SCP"); Spencer Capital Offshore Opportunity Fund, Ltd., a Cayman Islands exempted company ("SCOF"); Spencer Capital Offshore Partners, LLC, a Delaware limited liability company ("SCOP"); and Columbia Avenue Capital LLC, an Oklahoma limited liability company ("CAC", and together with Dr. Shubin Stein, SCM, SCF, SCP, SCOF and SCOP, collectively, the "Filers"). The Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Intrado, Inc., a Delaware corporation (the "Company").

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     Since the filing of Amendment No. 2 to the Schedule 13D, SCF has purchased 44,002 shares of Common Stock for an aggregate of $777,415.32. All such purchases were made from the purchasers' working capital. In each case, working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following at the end of the discussion:

     Based on conversations on November 12 and 14, 2005, representatives of the Filers and Shamrock Activist Value Fund, L.P., a Delaware limited partnership ("Shamrock"), determined to work together to encourage or compel the Company to pursue the proposals in the letter dated August 31, 2005 from Michael J. McConnell on behalf of the Shamrock Reporting Persons (as defined below) to Mr. Stephen O. James, the Company's lead director. A copy of Shamrock's August 31, 2005 letter was filed on September 1, 2005 as Exhibit 6 to Amendment No. 3 to the Shamrock Reporting Persons' Schedule 13D with respect to the Company.

     In addition, the Filers and the Shamrock Reporting Persons intend to jointly propose up to three nominees to stand for election at the Company's 2006 Annual Meeting of Stockholders.

Item 5.  Interest in Securities of the Issuer.

     Items 5(a) and (b) are amended and restated in their entirety as follows:

     (a) As of the close of business on November 14, 2005: (i) Dr. Shubin Stein was the beneficial owner of 1,182,484 shares of Common Stock, which constitute in the aggregate 6.6% of the outstanding shares of Common Stock; (ii) SCM was the beneficial owner of 1,117,334 shares of Common Stock, which constitute in the aggregate 6.3% of the outstanding shares of Common Stock; (iii) SCF and SCP were the beneficial owners of 644,879 shares of Common Stock, which constitute in the aggregate 3.6% of the outstanding shares of Common Stock; (iv) SCOF and SCOP were the beneficial owners of 472,455 shares of Common Stock, which constitute in the aggregate 2.6% of the outstanding shares of Common Stock; and (v) CAC was the beneficial owner of 65,150 shares of Common Stock, which constitutes in the aggregate 0.4% of the outstanding shares of Common Stock.

     As a result of their determination to work together as described in Item 4, the Filers may be deemed a member of a group with the Shamrock Reporting Persons and may be deemed to beneficially own for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the shares beneficially owned for such purposes by the Shamrock Reporting Persons. Accordingly, on this basis, the Filers might be deemed to beneficially own, in the aggregate, together with the Shamrock Reporting Persons, 2,401,959 shares, or 13.5%, of the outstanding Common Shares (which includes 1,219,475 Common Shares beneficially owned by the Shamrock Reporting Persons). Each of the Filers identified in Item 2 disclaim beneficial ownership of the Common Shares held by the Shamrock Reporting Persons and any pecuniary interest therein. The Filers have been advised by the Shamrock Reporting Persons that the Shamrock Reporting Persons plan to comply with United States federal securities law disclosure requirements in a separate filing with the United States Securities and Exchange Commission (the "SEC"). The "Shamrock Reporting Persons" are Shamrock, Shamrock Activist Value Fund II, L.P., a Virginia limited partnership, Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company, and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company.

     The percentages set forth above were calculated on the basis that 17,846,909 Common Shares were outstanding as of October 31, 2005, as represented by the Company on its Form 10-Q filed with the SEC on November 2, 2005.

     (b) Dr. Shubin Stein shares voting and dispositive power over 1,182,484 shares of Common Stock with SCM, SCF, SCP, SCOF, SCOP and CAC. SCM shares voting and dispositive power over 1,117,334 shares of Common Stock with SCF, SCP, SCOF and SCOP. SCF and SCP share voting and dispositive power over 644,879 shares of Common Stock with Dr. Shubin Stein, SCM and each other. SCOF and SCOP share voting and dispositive power over 472,455 shares of Common Stock with Dr. Shubin Stein, SCM and each other. CAC shares voting and dispositive power over 65,150 shares of Common Stock with Dr. Shubin Stein.

     Item 5(c) of the Schedule 13D is hereby amended by adding the following at the end of the discussion:

     (c) Transactions in the Common Stock by the Filers since the most recent filing on Amendment No. 2 to Schedule 13D are set forth in Schedule I hereto, which Schedule I is hereby incorporated by reference. All such shares were purchased in open market transactions.

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  November 15, 2005



                                 SPENCER CAPITAL MANAGEMENT, LLC

                                 By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                     -------------------------------------------
                                      Name:  Kenneth H. Shubin Stein, MD, CFA
                                      Title:  Authorized Signatory


                                 SPENCER CAPITAL OPPORTUNITY FUND, LP

                                 By:  SPENCER CAPITAL PARTNERS, LLC
                                      Its General Partner

                                 By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                     -------------------------------------------
                                      Name:  Kenneth H. Shubin Stein, MD, CFA
                                      Title:  Managing Member


                                 SPENCER CAPITAL PARTNERS, LLC

                                 By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                     -------------------------------------------
                                      Name:  Kenneth H. Shubin Stein, MD, CFA
                                      Title:  Managing Member





               [SIGNATURE PAGE TO AMENDMENT NO. 3 TO SCHEDULE 13D
                         WITH RESPECT TO INTRADO, INC.]

                                 SPENCER CAPITAL OFFSHORE
                                 OPPORTUNITY FUND, LTD.

                                 By:  Spencer Capital Offshore Partners, LLC
                                      Its Investment Manager

                                 By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                     -------------------------------------------
                                      Name:  Kenneth H. Shubin Stein, MD, CFA
                                      Title:  Managing Member


                                 SPENCER CAPITAL OFFSHORE PARTNERS, LLC

                                 By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                     -------------------------------------------
                                      Name:  Kenneth H. Shubin Stein, MD, CFA
                                      Title:  Managing Member


                                 COLUMBIA AVENUE CAPITAL LLC

                                 By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                     -------------------------------------------
                                      Name:  Kenneth H. Shubin Stein, MD, CFA
                                      Title:  Authorized Signatory

                                 By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                     -------------------------------------------
                                      Kenneth H. Shubin Stein, MD, CFA





               [SIGNATURE PAGE TO AMENDMENT NO. 3 TO SCHEDULE 13D
                         WITH RESPECT TO INTRADO, INC.]

                                                                      SCHEDULE I

                            Schedule of Transactions
                            ------------------------

------- ------------------- --------- ----------------- ------------------------
Party   Type of Transaction Date      Number of Shares  Price per Share in $US*
------- ------------------- --------- ----------------- ------------------------
SCF     Buy                 10/10/05  37,202            $17.66
------- ------------------- --------- ----------------- ------------------------
SCF     Buy                 10/11/05  6,800             $17.71
------- ------------------- --------- ----------------- ------------------------



* Excludes brokerage commissions.